UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

AMERI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02362F104
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,111,199
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,111,199
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,199*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%*
14	TYPE OF REPORTING PERSON PN

* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined in Amendment No. 3 to the Schedule 13D); 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below); and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,111,199
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,111,199
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,199*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%*
14	TYPE OF REPORTING PERSON OO

* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined in Amendment No. 3 to the Schedule 13D); 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below); and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,151,877
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,151,877
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,151,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON OO

* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined in Amendment No. 3 to the Schedule 13D); 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below); and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,151,877
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,151,877
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,151,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%*
14	TYPE OF REPORTING PERSON IN

* Includes 2,777,778 Shares issuable upon the conversion of the Convertible Note (as defined in Amendment No. 3 to the Schedule 13D); 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below); and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in a certain account managed by Lone Star Value Management (the “Lone Star Value Account”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 1,666,755 Shares directly owned by Lone Star Value Investors is approximately $2,150,380, including brokerage commissions. The aggregate purchase price of the 40,678 Shares held in the Lone Star Value Account is approximately $208,020, including brokerage commissions.

On May 13, 2016, Lone Star Value Investors completed an early partial exercise of a warrant issued on May 26, 2015 (as further described in Amendment No. 3 to the Schedule 13D, the “May 2015 Warrant”) for 1,111,111 Shares at a price of $1.80 per Share, for total consideration to the Issuer of $2,000,000. On May 13, 2016, Lone Star Value Investors was also issued a replacement warrant for the remaining Shares under the May 2015 Warrant on the same terms, which gives Lone Star Value Investors the right to purchase up to 1,666,666 Shares at an exercise price equal to $1.80 per Share.  Additionally, on May 13, 2016, the Issuer issued a five-year warrant to Lone Star Value Investors for the purchase of 1,000,000 Shares at a price of $6.00 per Share (the “May 2016 Warrant”), on substantively the same terms as the May 2015 Warrant.

As further described in Amendment No. 3 to the Schedule 13D, on May 26, 2015, pursuant to a securities purchase agreement, the Issuer issued Lone Star Value Investors the Convertible Note (defined in Item 4 of Amendment No. 3 to the Schedule 13D) for $5,000,000. Pursuant to the Convertible Note, at any time after its issuance, Lone Star Value Investors may convert the unpaid principal amount under the Convertible Note into Shares at $1.80 per Share. Based upon the original principal amount of $5,000,000, the Convertible Note may be converted into a total of 2,777,778 Shares, subject to adjustment under certain circumstances.

Item 4	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2016, Lone Star Value Investors completed an early partial exercise of the May 2015 Warrant for 1,111,111 Shares at a price of $1.80 per Share, for total consideration to the Issuer of $2,000,000. Additionally, Lone Star Value Investors was issued a replacement warrant for the remaining 1,166,666 Shares under the May 2015 Warrant on the same terms, which gives Lone Star Value Investors the right to purchase up to 1,666,666 Shares at an exercise price equal to $1.80 per Share.

Also on May 13, 2016, Lone Star Value Investors and the Issuer agreed to amend the Convertible Note (“Amendment No. 1 to the Convertible Note”) to extend the maturity of the Convertible Note for two years in exchange for Lone Star Value Investors receiving (i) the right to request that the Board of Directors of the Issuer (the "Board") expand the size of the Board to nine directors from the current eight, with Lone Star Value Investors having the right to designate up to four of the nine directors, and (ii) the May 2016 Warrant for the purchase of 1,000,000 Shares at a price of $6.00 per Share, on substantively the same terms as the May 2015 Warrant, except the May 2016 Warrant contains no cashless exercise feature.  Lone Star Value Investors' Registration Rights Agreement with the Issuer, dated May 26, 2015, was amended and restated to include the Shares issuable under the May 2016 Warrant.

CUSIP NO. 02362F104

The foregoing description of the May 2016 Warrant and Amendment No. 1 to the Convertible Note is qualified in its entirety by reference to the full text of such documents, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

                                Items 5(a) – (c) are hereby amended and restated to read as follows:

                               The aggregate percentage of Shares reported owned by each person named herein is based upon 13,485,472 Shares outstanding as of May 16, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 16, 2016.

A.	Lone Star Value Investors

(a)
As of the close of business on May 17, 2016, Lone Star Value Investors beneficially owned 7,111,199 Shares, including 2,777,778 Shares issuable upon the conversion of the Convertible Note, 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

Percentage: Approximately 37.6%

(b)	1. Sole power to vote or direct vote: 7,111,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,111,199
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 7,111,199 Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 37.6%

(b)	1. Sole power to vote or direct vote: 7,111,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,111,199
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares by Lone Star Value Investors since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 02362F104

C.	Lone Star Value Management

(a)
As of the close of business on May 17, 2016, 40,678 Shares were held in the Lone Star Value Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors and the Lone Star Value Account, may be deemed the beneficial owner of (i) 7,111,199 Shares beneficially owned by Lone Star Value Investors and (ii) 40,678 Shares held in the Lone Star Value Account.

Percentage: Approximately 37.8%

(b)	1. Sole power to vote or direct vote: 7,151,877
2 Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,151,877
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Lone Star Value Management through the Lone Star Value Account and on behalf of Lone Star Value Investors since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 7,111,199 Shares beneficially owned by Lone Star Value Investors and (ii) 40,678 Shares held in the Lone Star Value Account.

                                Percentage: Approximately 37.8%

(b)	1. Sole power to vote or direct vote: 7,151,877
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,151,877
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D. The transactions in the Shares by Lone Star Value Investors and through the Lone Star Value Account since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

                              The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 02362F104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 13, 2016, Lone Star Value Investors and the Issuer entered into Amendment No. 1 to the Convertible Note, and the Issuer issued Lone Star Value Investors the May 2016 Warrant, as further described in Items 3 and 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Warrant, dated May 12, 2016 (signatures exchanged May 13, 2016).

99.2	Amendment No. 1 to Convertible Note, dated May 12, 2016 (signatures exchanged May 13, 2016).

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2016

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 02362F104

EXHIBIT A

Transactions in the Shares Since the filing of Amendment No. 6 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

LONE STAR VALUE INVESTORS, LP

56	6.5100	03/28/2016
1,111,111*	1.8000	05/13/2016

LONE STAR VALUE MANAGEMENT, LLC
(Through the Lone Star Value Account)

64	6.5100	03/28/2016
7	6.5100	03/30/2016
41	6.5100	03/31/2016
44	6.4500	04/04/2016
56	6.5100	04/12/2016
56	6.5100	04/13/2016
1	4.1500	04/15/2016
73	6.5100	04/18/2016
73	6.5000	04/19/2016
73	6.5100	04/20/2016
3	6.5100	05/09/2016
12	6.5100	05/13/2016
45	6.5100	05/17/2016

* Represents Shares acquired pursuant to partial exercise of May 2015 Warrant.